Mail Stop 6010

July 27, 2006

Mr. Don Gilbreath
Chief Executive Officer
Comcam International, Inc.
1140 McDermott Drive – Suite 200
West Chester, Pennsylvania  19380

**Re:    Comcam International, Inc.
        Amendment No. 1 to Form 10-SB Registration Statement
        File No. 0-51763**

Dear Mr. Gilbreath:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Business Partners

1. Please provide an analysis supporting your determination that your Teaming Agreement with Technology Service Corporation and your agreement with Beacon Products are not material to your business operations.

2. Provide a brief discussion explaining the nature of your Teaming Agreement with TSC.

3. Revise the discussion of your agreement with Beacon Products to clarify that you intend to engage in joint marketing and sales efforts.  Also, explain what the "operational

partnership" is.

Notes to Financial Statements, page F-8

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

4.  From your discussion of the cost of sales for the three month period ended March 31, 2006 on page 20 and elswhere in the document, it appears some of your revenues are derived from consulting services provided to customers.  Please disclose your policy related to recording revenues from consulting services.

5.  It appears you offer multiple services to some of your customers, such as the consulting services provided to Pinnacle Electronic Systems, Inc. in addition to video security equipment delivered to them.  On page 5 under the caption "Manufacturing" you disclose that in addition to selling camera system units you also provide ongoing technical support. Please tell us your consideration of the applicability of EITF 00-21 to such arrangements.

Note 5 – Notes Payable, page F-11

6.  Refer to your response to comment 4.  We note based on your disclosure on page 29 of this document that the shares into which these notes are convertible and the warrants are exercisable contain certain registration rights.  Please summarize in the filing the significant terms of these rights along with all other relevant information related to these notes that allow an investor to understand the effects of these securities.  Your analysis of the need to bifurcate this conversion feature under SFAS 133 seems to be dependant on the indexed to your own stock exception in paragraph 11(a) of SFAS 133.  Your analysis fails to address the implication of the registration rights agreement under EITF 00-19 in qualifying for this exception.

7.  Refer to your response to comment 4.  Please clarify for us how the registration rights above apply to the warrants issued in connection with this debt.  Disclose the terms of the warrants agreement along with the number of shares into which the warrants can convert at the balance sheet date.  Further, we do not disagree with your analysis under SFAS 133 related to these warrants.  However, once it is determined that the warrants do meet the criteria as derivatives under SFAS 133, you must also evaluate them under the guidance of paragraphs 12-32 of EITF 00-19 to determine whether there are any scenarios under which these instruments could be net cash settled.  Please provide to us your analysis

under this guidance.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat at (202) 551-3656, or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at (202) 551-3609, or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director